

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 9, 2018

Via E-mail
Jamey S. Seely
Executive Vice President and General Counsel
Gates Industrial Corporation plc
1551 Wewatta Street
Denver, CO 80202

> **Re: Gates Industrial Corporation plc**
> **Registration Statement on Form S-1**
> **Filed December 27, 2017**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 8, 2018**
> **File No. 333-222310**

Dear Ms. Seely:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 26

1.   Revise to add risk factor disclosure regarding the exclusive forum provision disclosed on page 188.

Certain Relationships . . ., page 162

2.   We note the added disclosure on pages 11 and 136 regarding the receipt of depositary receipts instead of ordinary shares. Please briefly describe the purpose of this arrangement. For example, disclose any material benefits, such as tax or transferability, related to acquiring and holding depositary receipts instead of ordinary shares. Also

revise your disclosure on page 173 to describe the rights of holders of depositary receipts, including how the rights of holders of depositary receipts will differ from those who hold ordinary shares. Please also file the instrument that defines the rights of holders of depositary receipts as an exhibit.

Principal Shareholders, page 165

3.   Your disclosure on page 128 indicates that Ms. Seely is a "Named Executive Officer." Therefore, please revise to include her in this table.

Underwriting, page 198

4.   If Current Capital Securities has "a zero share allocation and no underwriting obligations," as disclosed here, please clarify why they are identified on the prospectus cover page and in this section. Please also revise to clarify the nature and extent of their involvement in this public offering.

Exhibit 5.1

5.   Counsel should examine all matters necessary to provide the opinion required under Item 601(b)(5) of Regulation S-K. As such, please remove the language in section 1(c) that counsel conducted only the searches and enquiries identified in section 1(a) and (b), or advise.

6.   The last sentence of section two appears to limit a party's rights under the federal securities laws, which counsel may not do. Please revise as appropriate.

7.   Please ask counsel to explain why the assumptions in section 3(d), (e), (g), (h) and (i) are appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-3617 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Edgar J. Lewandowski, Esq.
       Simpson Thacher & Bartlett LLP